Exhibit 99.1

HUB Cyber Security Acquires QPoint Technologies, Advancing its Plans for a Secured Data Fabric Ecosystem

The acquisition adds 100+ top customers, and will significantly enhance HUB’s growth

Tel Aviv, Israel, April 4, 2024 (GLOBE NEWSWIRE) -- via IBN -- HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of confidential computing cybersecurity solutions and services (“HUB” or the “Company”), is pleased to announce the successful acquisition for cash of Qpoint Technologies (“Qpoint”). Following this acquisition HUB holds 100% of QPoint. This acquisition is strategically aligned with HUB’s mission to establish a leading global secure data fabric ecosystem. QPoint, boasting a diverse customer base of over 100 renowned brand clients, including partnerships with Rafael Advanced Defense Systems, the developer of the “Iron Dome”, the Israel Airport Authority and the Ministry of Defense of Israel.

Established in 2009, QPoint comprises five subsidiaries and provides solutions and consulting across various verticals, including innovative data management and security solutions. The strategic integration enhances HUB’s capabilities in safeguarding sensitive information across various sectors. QPoint has expertise in software engineering, testing, cybersecurity, ICT, web, mobile, project management, and complex integration processes, bringing invaluable additions to HUB portfolio and expanding market reach, revenue stability and customer support. There is a significant cross-selling opportunity between QPoint and HUB’s expanded offerings, with customers spanning the healthcare, government, energy, defense, and financial sectors.

Enhancing the value of this acquisition further, QPoint has exhibited robust financial health, boasting an annual revenue in FY23 of about $26 million. In addition, QPoint showcases remarkable growth metrics, with a year-over-year (YoY) customer growth rate surpassing 80%. This highlights QPoint’s solid market presence and the compelling appeal of its services solutions. This acquisition not only significantly broadens HUB’s customer base and service offerings but also integrates a financially sound partner poised to make a significant contribution to the Company’s overall financial well-being.

Noah Hershcoviz, CEO of HUB, declared, “Acquiring QPoint is not just a transaction; it’s a strategic move deeply embedded in our long-term vision. Completing the acquisition of QPoint now is part of our strategy aimed at fortifying our cybersecurity infrastructure, enhancing our operational resilience, and ultimately increasing shareholder value. This integration marks a pivotal moment in our journey towards establishing a more comprehensive cybersecurity framework and underscores our commitment to our mission and to our shareholders.”

For further information or inquiries, please contact info@hubsecurity.com

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (vii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (viii) limited liquidity and trading of HUB Security’s securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Cyber Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Wire Service Contact:

IBN

Los Angeles, California

www.InvestorBrandNetwork.com

310.299.1717 Office

Editor@InvestorBrandNetwork.com